FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2021

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Imfinzi approved in China for extensive-stage SCLC

19 July 2021 07:00 BST

Imfinzi approved in China for the treatment
of extensive-stage small cell lung cancer

Only PD-1/PD-L1 immunotherapy to demonstrate both a significant survival benefit and improved response rate in combination with a choice of chemotherapies

AstraZeneca’s Imfinzi (durvalumab) has been approved in China for the 1st-line treatment of adult patients with extensive-stage small cell lung cancer (ES-SCLC), in combination with standard of care platinum chemotherapy (etoposide plus a choice of either carboplatin or cisplatin).

The approval by China’s National Medical Products Administration was based on positive results from the CASPIAN Phase III trial. The trial showed that Imfinzi plus chemotherapy demonstrated a statistically significant and clinically meaningful improvement in overall survival (OS) versus chemotherapy alone. In addition, results from the China cohort of patients were consistent with the global results.

Small cell lung cancer (SCLC) is a highly aggressive, fast-growing form of lung cancer that typically recurs and progresses rapidly despite initial response to chemotherapy.1,2 Prognosis is particularly poor, as only 7% of all SCLC patients and 3% of those with extensive-stage disease will be alive five years after diagnosis.3

Dave Fredrickson, Executive Vice President, Oncology Business Unit, said: “Today’s approval of Imfinzi plus chemotherapy brings an important global standard of care to patients with extensive-stage small cell lung cancer in China, who have had few treatment options and a dire prognosis. Physicians can now offer these patients a well-tolerated immunotherapy regimen with sustained overall survival and prolonged treatment response, as well as convenient dosing. This is also the first time physicians have had the choice to combine immunotherapy with cisplatin, a preferred chemotherapy in this setting in China.”

The CASPIAN Phase III trial met the primary endpoint of OS for Imfinzi plus chemotherapy in June 2019, reducing the risk of death by 27% versus chemotherapy alone (based on a hazard ratio [HR] of 0.73; 95% confidence interval [CI] 0.59-0.91; p=0.0047), with a median OS of 13.0 months versus 10.3 months for chemotherapy alone. These results were published in The Lancet in October 2019.4 Results also showed an increased confirmed objective response rate for Imfinzi plus chemotherapy (68% versus 58% for chemotherapy alone). Imfinzi added to chemotherapy delayed the time for disease symptoms to worsen.4

An updated analysis showed sustained efficacy for Imfinzi plus chemotherapy after a median follow up of more than two years (OS HR of 0.75; 95% CI 0.62-0.91; nominal p=0.0032), with median OS of 12.9 months versus 10.5 months for chemotherapy alone. An estimated 22.2% of patients treated with Imfinzi plus chemotherapy were alive at 24 months versus 14.4% for chemotherapy alone. The safety and tolerability for Imfinzi and chemotherapy were consistent with the known safety profiles of these medicines. No patients tested positive for treatment-emergent anti-drug antibodies to Imfinzi.

Safety and efficacy results in the China cohort of patients were consistent with results in the overall global trial population. Detailed results from this cohort will be presented at a forthcoming medical meeting.

The CASPIAN Phase III trial used a fixed dose of Imfinzi (1500mg) administered every three weeks for four cycles while in combination with chemotherapy and then every four weeks as a monotherapy until disease progression. Based on the trial results, Imfinzi, in combination with etoposide and either carboplatin or cisplatin, is approved in the 1st-line setting of ES-SCLC in more than 55 countries, including the US, Japan and across the EU.

Imfinzi is also being tested following concurrent chemoradiation therapy in patients with limited-stage SCLC in the ADRIATIC Phase III trial as part of a broad development programme. In addition, Imfinzi is also approved to treat non-small cell lung cancer (NSCLC) in the curative-intent setting of unresectable, Stage III disease after chemoradiation therapy in the US, Japan, China, across the EU and in many other countries, based on results from the PACIFIC Phase III trial.

Small cell lung cancer

Lung cancer is the leading cause of cancer death among men and women and accounts for about one-fifth of all cancer deaths.5 Lung cancer is broadly split into NSCLC and SCLC, with about 15% classified as SCLC.6 About two-thirds of SCLC patients are diagnosed with extensive-stage disease, in which the cancer has spread widely through the lung or to other parts of the body.3

CASPIAN
CASPIAN was a randomised, open-label, multi-centre, global Phase III trial in the 1st-line treatment of 805 patients with ES-SCLC. The trial compared Imfinzi in combination with etoposide and either carboplatin or cisplatin platinum chemotherapy, or Imfinzi and chemotherapy with the addition of a second immunotherapy, tremelimumab, versus chemotherapy alone. In the two experimental arms, patients were treated with four cycles of chemotherapy. In comparison, the control arm allowed up to six cycles of chemotherapy and optional prophylactic cranial irradiation.

The trial was conducted in more than 200 centres across 23 countries, including the US, Europe, South America, Asia and the Middle East. The primary endpoint was OS in each of the two experimental arms. In June 2019, AstraZeneca announced the CASPIAN Phase III trial had met one primary endpoint of demonstrating OS for Imfinzi plus chemotherapy at a planned interim analysis. In March 2020, however, it was announced that the second experimental arm with tremelimumab did not meet its primary endpoint of OS.

Imfinzi

Imfinzi (durvalumab) is a human monoclonal antibody that binds to PD-L1 and blocks the interaction of PD-L1 with PD-1 and CD80, countering the tumour’s immune-evading tactics and releasing the inhibition of immune responses.

In addition to approvals in ES-SCLC and unresectable, Stage III NSCLC, Imfinzi is approved for previously treated patients with advanced bladder cancer in several countries. Since the first approval in May 2017, more than 100,000 patients have been treated with Imfinzi.

As part of a broad development programme, Imfinzi is being tested as a single treatment and in combinations with other anti-cancer treatments for patients with NSCLC, SCLC, bladder cancer, hepatocellular carcinoma, biliary tract cancer (a form of liver cancer), oesophageal cancer, gastric and gastroesophageal cancer, cervical cancer, ovarian cancer, endometrial cancer, and other solid tumours.

AstraZeneca in lung cancer

AstraZeneca is working to bring patients with lung cancer closer to cure through the detection and treatment of early-stage disease, while also pushing the boundaries of science to improve outcomes in the resistant and advanced settings. By defining new therapeutic targets and investigating innovative approaches, the Company aims to match medicines to the patients who can benefit most.

The Company’s comprehensive portfolio includes leading lung cancer medicines and the next wave of innovations, including Tagrisso (osimertinib) and Iressa (gefitinib); Imfinzi (durvalumab) and tremelimumab; Enhertu (trastuzumab deruxtecan) and datopotamab deruxtecan in collaboration with Daiichi Sankyo; Orpathys (savolitinib) in collaboration with HUTCHMED; as well as a pipeline of potential new medicines and combinations across diverse mechanisms of action.

AstraZeneca is a founding member of the Lung Ambition Alliance, a global coalition working to accelerate innovation and deliver meaningful improvements for people with lung cancer, including and beyond treatment.

AstraZeneca in immunotherapy

Immunotherapy is a therapeutic approach designed to stimulate the body’s immune system to attack tumours. The Company’s IO portfolio is anchored in immunotherapies that have been designed to overcome anti-tumour immune suppression. AstraZeneca is invested in using IO approaches that deliver long-term survival for new groups of patients across tumour types.

The Company is pursuing a comprehensive clinical-trial programme that includes Imfinzi as a single treatment and in combination with tremelimumab and other novel antibodies in multiple tumour types, stages of disease, and lines of treatment, and where relevant using the PD-L1 biomarker as a decision-making tool to define the best potential treatment path for a patient. In addition, the ability to combine the IO portfolio with radiation, chemotherapy, small, targeted molecules from across AstraZeneca’s oncology pipeline, and from research partners, may provide new treatment options across a broad range of tumours.

AstraZeneca in oncology

AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company’s focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca

AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries, and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts

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References

1.
National Cancer Institute. NCI Dictionary - Small Cell Lung Cancer. Available at https://www.cancer.gov/publications/dictionaries/cancer-terms/def/small-cell-lung-cancer. Accessed July 2021.
2.
Kalemkerian GP, et al. Treatment Options for Relapsed Small-Cell Lung Cancer: What Progress Have We Made? J Oncol Pract, 2018:14;369-370.
3.
Cancer.Net. Lung Cancer - Small Cell. Available at https://www.cancer.net/cancer-types/33776/view-all. Accessed July 2021.
4.
Paz-Ares L, et al. Durvalumab plus platinum-etoposide versus platinum-etoposide in first-line treatment of extensive-stage small cell lung cancer (CASPIAN): a randomised, controlled, open-label, Phase III trial. The Lancet. 2019;394(10212):1929-1939.
5.
World Health Organization. International Agency for Research on Cancer. Lung Fact Sheet. Available at http://gco.iarc.fr/today/data/factsheets/cancers/15-Lung-fact-sheet.pdf. Accessed July 2021.
6.
LUNGevity Foundation. Types of Lung Cancer. Available at https://lungevity.org/for-patients-caregivers/lung-cancer-101/types-of-lung-cancer. Accessed July 2021.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 19 July 2021

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary